REEL ESTATE SERVICES INC.

                          9029 SOUTH PECOS; SUITE 2800
                             HENDERSON, NEVADA 89074

                              INFORMATION STATEMENT

                                January 28, 2008


     On December 28, 2007 Reel Estate Services, Inc. (the "Company") acquired BoomJ.com, Inc. for 34,458,067 shares of the Company's common stock.

     In connection with the acquisition of BoomJ;

     o Linda Rutter, the Company's only officer and director, resigned her positions with the Company;

     o Ms. Rutter, in consideration for the payment of $125,000, returned 750,000 shares to the Company for cancellation;

     o Ms. Rutter, in consideration for a payment of $125,000 to be made no later than January 31, 2008, agreed to return an additional 750,000 shares to the Company for cancellation;

     o Ms. Rutter received a warrant which allows her to purchase 825,000 shares of the Company's common stock at a price of $0.93 per share at any time prior to December 28, 2012; and

     o The following persons were appointed as the Company's officers and directors:

          Name                 Age   Position

          Robert McNulty        61   Chief Executive Officer and a Director

          Wendy Borow-Johnson   55   President - Media

          Mark V. Noffke        52   Executive V.P., Finance and Chief Financial
                                       Officer

          Mark Doumani          42   Senior Vice President Business Development

          Murray Williams       37   Director

     Following the acquisition of BoomJ, and after giving effect to the cancellation of the 750,000 shares owned by Ms. Rutter, the Company had 36,858,067 outstanding shares of common stock. There is no other class of capital stock outstanding. Each share of common stock is entitled to one vote.

     BoomJ.com was incorporated in Nevada on November 14, 2006 and is a development-stage company that operates a website (www.Boomj.com) which is designed to be a social, political, and financial and lifestyle network focused on providing diversified media, compelling content and advertising. BoomJ's target market is a population group of approximately 78 million Americans who were born between 1946 and 1964. For more information concerning the business of BoomJ, refer to the Company's 8-K report filed with the Securities and Exchange Commission (www.sec.gov) on January 4, 2008.

     Robert J. McNulty founded BoomJ and is considered the promoter of BoomJ. (as that term is defined by the Securities and Exchange Commission).

Business Experience of Current Management

     Robert J. McNulty has been BoomJ's Chief Executive Officer since January 2007. Mr. McNulty is an accomplished entrepreneur with over twenty-five years of significant experience in Specialty Retail, Branded Consumer Products,
Transactional Media TV, Retail and Internet Start-Ups and developing new concepts and technology platforms in the Retail Industry. Since February 1999, Mr. McNulty served as an independent consultant for various companies in those industries. In March 1996, Mr. McNulty founded Shopping.com, an online retailer, selling a broad range of consumer brand name products on the Internet. He served as its President and Chief Executive Officer and was a member of its Board of Directors from its inception. Compaq Computers purchased Shopping.com in February 1999 in all cash transaction for $220 million. Mr. McNulty has been involved with several other retail companies, both public and private, in a broad range of merchandise categories.

     Wendy Borow-Johnson joined BoomJ in August 2007 as President of Media. She previously was the President of the Healthy Living Channel and the Senior Vice President of The Networks Group of Turner Media Group, Inc from November 2002 thru July 2007. The Networks Group includes Healthy Living Channel, iShop, Beauty and Fashion, Men's Channel, Mall TV, Resorts and Residence TV, iDrive and America's Preview Network. She was responsible for overseeing programming, network development, and distribution and cross media marketing of these lifestyle transactional networks. Ms Johnson currently is a member of the Financial Media Group, Inc. Board of Directors and serves on its Audit committee. Prior to joining Turner Media Group, Inc., Ms. Borow-Johnson served on the Board of Directors of Brands Shopping Network, Inc. and was President of Television from March 2002 thru September 2002. She was the President and CEO of RnetHealth Inc., a publicly traded company from October 1999 thru March 2000 and was the President and CEO of Recovery Television Network October 2001 thru December 2001. Ms. Borow-Johnson is a Phi Beta Kappa Magna Cum Laude graduate of Goucher College. She has a Masters Degree in Counseling from Goddard College and a certificate in Psychotherapy from Harvard's Judge Baker Guidance Center.

     Mark V. Noffke has been BoomJ's Chief Financial Officer since January 2007. From August 2006 to December 2006, Mr. Noffke was the Chief Financial Officer of Financial Media Group Inc. From May 2004 to August 2006, Mr. Noffke was Chief Financial Officer of National Storm Management, Inc. where he was responsible for taking the company public. From August 2003 to May 2004, Mr. Noffke was a


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

managing director of Striker Pacific Corporation, an investment bank, where he conducted due diligence, and acquisition analysis in various industries, including waste recycling, forest products and automotive. From September 1996 to August 2003, Noffke served as the Chief Financial Officer and a Director of U.S. Forest Industries, Inc, a timber manufacturing company, where he was responsible for developing the company's accounting infrastructure. From January 2002 to May 2004, Mr. Noffke served as Chief Financial Officer of Brands Shopping Networks, a publicly traded company currently known as United Fuel and Energy Corporation. In this position, Mr. Noffke was responsible for raising capital and developing the accounting infrastructure. Mr. Noffke is a Certified Public Accountant and has a B.S. in Accounting from Valparaiso University in Northwestern Indiana.

     Mark Doumani has been BoomJ's Senior Vice President of Business Development since June 2007. From June of 1996 to June of 2007 Mr. Doumani was the managing partner of Doumani & Grandon, a California based law firm and has been a member of the California and American Bar Association from 1996 to the present. Mr. Doumani co-founded True Light Films, an animation production company once selected by Animation Magazine's "Who's Who" in animation production. He received his Juris Doctorate from Western State University and completed his undergraduate studies at UCLA.

     Murray Williams has been a Director of Boomj.com, Inc. since June 1, 2007. From June 2005 to February 2007, Mr. Murray was Chief Financial Officer at Interactive Television Networks, Inc., a television subscription service. From March 2003 to June 2005 Mr. Williams served as an independent consultant and in this capacity served as a consultant for various companies in the technology industry. From June 2002 to September 2003 Mr. Williams was Vice President - Finance for Brands Shopping Network. He was one of the founding members of Buy.Com, Inc., became an employee in February 1998, and worked with the company until August 2001. During his three and a half year tenure, Mr. Williams created and developed the finance, legal, business development and H/R departments. Mr. Williams managed Buy.Com's expansion into Europe, Canada and Australia. From January 1993 through January 1998, Mr. Williams was employed with KPMG Peat Marwick, LLP, and last served as a Manager in their assurance practice. Mr. Williams managed a team of over 20 professionals specializing in financial services. Mr. Williams is a CPA and received the license in 1995. Mr. Williams received degrees in both Accounting and Real Estate from the University of Wisconsin-Madison in 1992.

     The Company has a Compensation Committee comprised of Mr. McNulty and Mr. Williams. The Compensation Committee does not have a written charter.

     The Company has an Audit Committee comprised of Mr. McNulty and Mr. Williams. Mr. Williams is the Audit Committee's financial expert.

     Holders of the Company's common stock can send written communications to the Company's entire board of directors, or to one or more board members, by addressing the communication to "the Board of Directors" or to one or more directors, specifying the director or directors by name, and sending the communication to the Company's offices in Henderson, Nevada. Communications addressed to the Board of Directors as a whole will be delivered to each board member. Communications addressed to a specific director (or directors) will be
delivered  to  the   director  (or   directors)   specified.

     Security holder communications not sent to the board of directors as a whole or to specified board members are not relayed to board members.

Officer and Director Compensation

     The following table shows in summary form the compensation received by BoomJ's officers during the year ended December 31, 2007.

                                                                        All Other
                                                                          Annual
                                                     Restric-              Com-
                                                    ted Stock   Option    pensa-
Name and  Principal        Fiscal    Salary   Bonus   Awards    Awards     tion
Position with BoomJ         Year       (1)     (2)     (3)       (4)        (5)      Total
-------------------         ----     ------   -----  --------   -----   -----------  -----

Robert J. McNulty           2007    $     --    --    $150,000    --         --     $150,000
Chief Executive Officer

Wendy Borow-Johnson         2007    $ 64,615    --    $180,000    --         --     $244,615
President - Media

Mark V. Noffke              2007    $122,911    --    $  1,000    --         --     $123,911
Chief Financial Officer

Mark Doumani                2007    $ 90,000    --    $ 90,000    --         --     $177,677
Senior V.P. Business
Development

(1)  The dollar value of base salary (cash and non-cash) earned.

(2)  The dollar value of bonus (cash and non-cash) earned.

(3) During the periods covered by the table, the value of the shares of restricted stock issued as compensation for services to the persons listed in the table.

(4) The value of all stock options granted during the periods covered by the table.

(5) All other compensation received that we could not properly report in any other column of the table.

     The Company did not pay Linda Rutter any compensation during the year ended December 31, 2007.

     The Company's directors currently are not compensated for serving as directors.

Principal Shareholders

     The following table shows, as of January 10, 2008, the shareholdings of (i) each person owning beneficially 5% or more of the Company's common stock (ii) each officer and director of the Company (iii) all officers and directors as a group. Unless otherwise indicated, each owner has sole voting and investment powers over the owner's shares of common stock. Each person listed below was a former shareholder of BoomJ and received the shares of the Company's common stock shown below in exchange for the person's shares in BoomJ.

                                            Number of            Percent
       Name and Address                      Shares             of  Class

       Robert J. McNulty                     505,000               1.4%
       9029 South Pecos; Suite 2800
       Henderson, Nevada  89074

       Wendy Borow-Johnson                   606,000               1.7%
       9029 South Pecos; Suite 2800
       Henderson, Nevada  89074

       Mark V. Noffke                      2,020,000               5.6%
       9029 South Pecos; Suite 2800
       Henderson, Nevada  89074

       Mark Doumani                        1,818,000 (1)           5.0%
       9029 South Pecos; Suite 2800
       Henderson, Nevada  89074

       Murray Williams                     1,414,000               3.9%
       9029 South Pecos; Suite 2800
       Henderson, Nevada  89074

       Linlithgow Holdings, LLC           17,372,000 (2)          48.1%
       3753 Howard Hughes Parkway
       Suite 200
       Las Vegas, Nevada 89169.

       All Executive Officers and
       Directors as a group (5 persons)    6,363,000              17.6%

(1) Includes 1,212,000 shares owned by MIK Irrevocable Trust, which was formed for the benefit of Mr. Doumani.

(2) Linlithgow Holdings, LLC, is controlled by Rhett J. McNulty, who is the son of Robert J. McNulty. Robert McNulty is not a member or manager of Linlithgow Holdings and disclaims any beneficial interest in the shares owned by Linlithgow Holdings.